Filed by Western Multiplex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Adaptive Broadband Corporation
Commission File No. 0-07428

November 13, 2000

The following information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected, anticipated or implied. These statements are often indentified by words such as "expect", "anticipated" and "intend." The forward-looking statements address the following subjects, among others: expected date of closing the merger, future financial and operating results, and timing and benefits of the merger. Statements regarding the expected date of completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that regulatory approvals will not be obtained or that the stockholders of Western Multiplex or Adaptive Broadband will not approve the merger and that the merger will not be consummated.

Statements regarding the expected benefits of the transaction and the company's expected revenues and EBITA margins are subject to the following risks: that expected synergies will not be achieved; that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the inability to establish or renew relationships with advertising, marketing, technology, and product or component providers or suppliers; and to the general risks associated with the companies' businesses.

Careful consideration also should be given to cautionary statements made in Western Multiplex's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Western Multiplex's Form S-1 filed on July 20, 2000 and in Adaptive Broadband's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in Adaptive Broadband's Annual Report on Form 10-K for the year ended June 30, 2000.

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THE FOLLOWING ARE ROAD SHOW MATERIALS DISSEMINATED BY WESTERN MULTIPLEX CORPORATION AND ADAPTIVE BROADBAND CORPORATION

ADAPTIVE BROADBAND™

WESTERN™ Multiplex

Together the Leader in Broadband Wireless Communications Equipment

November 13, 2000

Risk Factors

Except for the historical information we discuss today, this presentation contains forward-looking statements, estimates, and assumptions by Western Multiplex and Adaptive Broadband and other parties that involve risks and uncertainties, including each Company's ability to gain new business, the expansion of operations by each Company's customers, the deployment of each Company's products in certain markets and each Company's development efforts as well as the other risks detailed from time to time in each Company's filings with the Securities and Exchange Commission. Please consult each Company's filings with the SEC for more information.

Source: "Safe Harbor" Statements under the Private Securities Litigation Reform Act of 1995

2

Jonathan Zakin

Chairman and Chief Executive Officer

3

Transaction

Exchange Ratio:	1.345 shares of WMUX to be exchanged for each share of ADAP
Accounting:	Purchase accounting
Structure:	Tax free stock swap
Senior Management:	
Chairman & CEO	Jonathan Zakin
President & COO	Dan Scharre
CFO and EVP of Finance	Donna Birks
EVP of Marketing & R&D	Amir Zoufonoun
EVP of Worldwide Sales	Fred Corsentino
Estimated Closing Date:	Q1 2001

4

Strategic Rationale

Newco Combined Company Positioning

- **Leading position in the two major product categories**
- **Leading position in three of four major market segments**
- **Ideal consolidation platform**
- **Large and growing fragmented broadband wireless market**
- **Broad core technology and engineering depth**
- **Financial scale and growth**
- **Proven management team**

5

Our Vision: Integrated Wireless Connectivity

AB-Access
Tsunami
Lynx
Internet
Last Mile Access
Fiber Extension
Mobile Wireless
To Subscribers
Internet Service Provider Switching Office
Telephone Company Switching Office
Campus and Other Private Networks
WAC
WAC

6

Product Convergence to Seamless Connectivity

ADAPTIVE BROADBAND™ | WESTERN™ Multiplex

WAC

Tsunami

FDD - Dedicated Bandwidth for Optimal High-Speed Backhaul

AB-Access

TDD - Total Flexibility in Upstream plus Downstream Traffic

Integrated WAC

- ***Network Mgmt***
- ***RF***
- ***Modem***
- ***Switching***

SOHO and Business Subscriber	***Service Provider POP***	***Fiber Backbone***

7

Large & Growing Markets

Market Segments

Mobile Voice/Data Access

Wireless Operators

Fixed Voice/Data Access

Enterprise/Campus Networks

Last Mile Access

Fiber Extension Providers

Global Broadband Wireless Market Size

billions
$20
$16
$12
$8
$4
$0
1999E
2000E
2001E
2002E
2003E
2004E
2005E
2001 - 2005
CAGR: 42%

Source: The Strategis Group & PVTG

9

ADAPTIVE BROADBAND™ | WESTERN™ Multiplex

Broadest Market Position

	Wireless Operators	Enterprise/ Campus Network	Last Mile Access	Fiber Extension Providers
Newco	Strength	Strength	Strength	Market Position
Airspan			Strength	
Alcatel	Strength			Strength
BreezeCom		Market Position	Strength	
Ceragon				Strength
Cisco			Market Position	
DMC Stratex	Strength		Market Position *	Strength
Floware			Strength	
Harris	Strength		Under Development	Strength
Hybrid			Market Position	
Netro			Strength	
P-Com	Strength		Market Position	Strength *
Triton				Strength
Vyyo			Strength	

Legend: purple square = *Strength*; orange square = *Market Position*; teal square = *Under Development*

** Outsourced Product*

Source: Western Multiplex and Adaptive Broadband management assumptions.

10

ADAPTIVE BROADBAND™ | WESTERN™ Multiplex

Broadest Product Offering

PTP: 2.4, 5.8, 6, 11 and 23 GHz

PMP: MMDS (2.5), 3.5, UNII (5.x), and LMDS (28 GHz)

Wireless Operators

- **Lynx**
  - **T1/E1**
  - **2T1/2E1**
  - **4T1/4E1**
  - **8T1/8E1**
  - **16T1/12E1**
  - **G4**

Enterprise/ Campus Network

- **Lynx**
  - **DS-3**
- **Tsunami**
  - **45MB**
  - **100MB**
  - **Gigabit**
- **AB-Access**
  - **UNII**
  - **3.5GHz**

Last Mile Access

- **Tsunami**
  - **10MB**
- **Lynx**
  - **PT1**
- **WAC**
- **AB-Access**
  - **UNII**
  - **MMDS**
  - **3.5GHz**
  - **LMDS**

Fiber Extension Providers

- **Lynx**
  - **DS-3**
  - **3DS-3**
  - **OC-3**
  - **OC-12**
- **AB-Access**
  - **LMDS**

Currently Shipping ***Ships in 2000*** ***Ships in 2001***

11

Stellar Channel to Optimize Penetration

Newco
3 Telco Dist.
ISPs, Carriers, CLECs
2 Network Distributors
Over 120 VARs
ISPs, IXCs
Wireless Operators
Last Mile Access
Enterprise/ Campus Networks
Fiber Extension Providers

12

Broad Customer Base with Limited Overlap

ADAPTIVE BROADBAND™ | WESTERN™ Multiplex

Western Multiplex | *Adaptive Broadband*

NEXTEL

ALCATEL

verizon

PACIFIC BELL

NOKIA CONNECTING PEOPLE

airBand™

BNSF

Burlington Northern Santa Fe Railway

ExxonMobil

AT&T

RMC

BELLSOUTH

ena Education Networks Of America

VoiceStream Get more from life.

TESSCO THE VITAL LINK

AirLink Communications

goFuZion.com

ARCO

BroadLink COMMUNICATIONS

WESTCON

Sprint.

BROADBANDnow!™

TritonPCS

SOMERA

HuttonCorporation

ricochet

MOTOROLA

Global Pacific wireless internet

13

Product Sold to International Customers in over 30 Countries

ADAPTIVE BROADBAND | WESTERN Multiplex

Western Multiplex

celcom

CN

和信電訊 KG Telecom

TELMEX

maxis

中国联通 CHINA UNICOM

中華電信

Lucent Technologies

TUNTEX

YPF

Adaptive Broadband

HITACHI

14

Broad Technological Synergies

Western Multiplex

- RF / FDD
- DSP Algorithms
- Network Management
- Telco / IP Interfaces

Adaptive Broadband

- RF / TDD
- System Architecture
- ASIC Design
- ATM / IP Interfaces

Best in Class Products
Point to Point
New Class of Products
Point to Multipoint
Wireless Access Concentrator

15

Engineering & Technology Depth

- 164 employees in R&D

Digital Signal Processing 24%
Software 34%
RF 18%
Hardware 24%

- Platforms
  - Point to Point and Multipoint Technology (FDD & TDD)
  - Protocols and Interfaces (IP, Telco, ATM, Ethernet, Fast / Gigabit Ethernet)

- Strong IP
  - 37 Patents Granted / Pending / Applied For / In-Process

16

Jonathan Zakin

Chairman and Chief Executive Officer

17

ADAPTIVE BROADBAND™ | WESTERN™ Multiplex

Broad Commercial Synergies

Cross-Selling Benefits

- *End to End Solutions*
- *Leverage Customer Channels*

Synergies

Time to Market

- *Advance pipeline development and introduction*
- *Expand R&D efforts*

Corporate Rationalization

- *Consolidation of Best Practices*
- *Address redundancies*

Target Implementation Period → 6-9 Months

18

Revenue Growth and Scale

in Millions
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
WMUX
ADAP
1Q
2Q
3Q
4Q
1Q
2Q
3Q
1999
2000

Q/Q Growth		1Q 1999	2Q 1999	3Q 1999	4Q 1999	1Q 2000	2Q 2000	3Q 2000
	WMUX	39%	28%	29%	45%	95%	144%	149%
	ADAP							2,096%

19

Accelerating EBITA Momentum

ADAPTIVE BROADBAND
WESTERN Multiplex
in Millions
$8.0
$6.0
$4.0
$2.0
$0.0
-$2.0
-$4.0
-$6.0
-$8.0
-$10.0
-$12.0
WMUX
ADAP
1Q
2Q
3Q
4Q
1Q
2Q
3Q
1999
2000

Q/Q Growth	WMUX	150%	156%	125%	49%	388%	331%	95%

20

High Profit Consolidated Model

	WMUX Q3 00	ADAP [1] Q3 00 [2]	Model
Sales	100%	100%	100%
Gross Margin	51%	30%	47%
R&D	11%	20%	11%
SG&A	21%	32%	19%
EBITA	18%	(21%)	17%
EBIT	11%	(22%)	12%
Net Income	6%	(22%)	9%

Note: (1) Adjusted to calendar year.
(2) Excluding $0.4 million one-time early retirement of debt charge in Q3 2000.

21

Consolidated Financial Outlook

- Strong cash flow and balance sheet combination
- Cash EPS accretive by Q4 2001
- Target > $300 million in consolidated 2001 revenue
- Anticipate late Q1 closure – minimal ADAP contribution to quarter
- Q2 integration period with target consolidated revenue of $70-$75 million
- Enter 2002 at target business model and >65% year-to-year revenue growth

22

Experienced Management Team

ADAPTIVE BROADBAND™ | WESTERN™ Multiplex

Executive	*Previous Experience*
Jonathan Zakin *Chief Executive Officer & Chairman*	EVP Business Development at US Robotics, Board member 10 years
Dan Scharre, Ph.D. *President & COO*	President, ADAP; VP and CTO ComStream
Donna Birks *CFO and EVP of Finance*	EVP and CFO, ADAP; VP and CFO ComStream and Macrovision
Amir Zoufonoun *EVP of Marketing and R&D*	President and COO WMUX; and GM and VP Engineering WMUX and Harris
Fred Corsentino *EVP of Worldwide Sales*	VP Sales WMUX, Director of Systems Sales US Robotics
Ihab Abu-Hakima *VP of Worldwide Marketing*	VP and General Manager Silicon Graphics

23

Going Forward

- Integrate core technologies to optimize functionality and end-to-end performance
- Expand existing customer relationships into new market segments
- Increase presence in International markets
- Continue to expand through acquisitions
  - Enhance technology portfolio
  - Expand into new markets
  - Increase Scale

24

ADAPTIVE BROADBAND™

WESTERN™ Multiplex

Together an End-to-End Wireless Pure Play

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Adaptive Broadband at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

In addition to the joint proxy statement/prospectus, Western Multiplex and Adaptive Broadband file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Adaptive Broadband at the Securities and Exchange public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Western Multiplex's and Adaptive Broadband's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Western Multiplex, Adaptive Broadband and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Adaptive Broadband in favor of the merger. The directors and executive officers of Western Multiplex and their beneficial ownership of Western Multiplex common stock are set forth in the registration statement filed by Western Multiplex on Form S-1 on July 20, 2000. The directors and executive officers of Adaptive Broadband and their beneficial ownership of Adaptive Broadband stock are set forth in the proxy statement for the 2000 annual meeting of Adaptive Broadband. In addition, in connection with signing the merger agreement, certain executive officers of Adaptive Broadband have entered into employment agreements with Western Multiplex, upon completion of the merger, certain directors of Adaptive Broadband will become directors of Western Multiplex, the executive officers of Adaptive Broadband own options to purchase shares of Adaptive Broadband common stock which will become vested and exercisable in connection with the merger and Western Multiplex has agreed to provide indemnification and director to officer liability insurance coverage to the directors and executive officers of Adaptive Broadband following the merger. Security holders of Western Multiplex and Adaptive Broadband may obtain additional information regarding the interests of the foregoing people by reading the joint proxy statement/prospectus when it becomes available.

CONTACT:

Nancy Huber
Western Multiplex Corporation
(408) 542-5225
nhuber@wmux.com

Stephanie Day
Adaptive Broadband Corporation
Investor Information Line
(Toll-free 1-888-225-6789)
www.adaptivebroadband.com